EXHIBIT 99.1

Golar LNG Partners L.P. - Charter Amendment

Golar LNG Partners LP (NASDAQ: GMLP) ("Golar Partners" or the "Partnership") announced today that it has agreed with the charterer of the Golar Freeze FSRU, Dubai Supply Authority ("DUSUP") certain amendments to the existing time charter that was due to end in May 2020.

DUSUP have two FSRU's on contract and do not currently have full time use for Golar Freeze and have therefore been working with Golar Partners to find alternative employment. Golar Partners and DUSUP will continue to cooperate with regards to future employment for Golar Freeze but in the meantime have agreed certain amendments to the existing charter.

Golar Partners and DUSUP have agreed to shorten the charter by one year and to remove DUSUP's termination for convenience rights and extension option rights (which ran to 2024). Golar Partners will receive the right to terminate its obligations under the charter whilst continuing to receive the capital element of the charter (not the operating cost element) until the end of the new charter period in April 2019. The operating cost element of the charter will be reduced to a nominal amount from November 2017 and Golar Partners will similarly save operating costs from putting the vessel into layup pending new employment.

Golar Partners currently sees several opportunities for employment of smaller scale FSRU's like Golar Freeze and Golar Spirit which have significantly lower capital cost than newbuild FSRU's.

This arrangement gives both parties more certainty and enables Golar Partners to re-market the vessel with the clear knowledge of her long term availability from 2018.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

July 12, 2017

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900